Exhibit (a)(6)

DISTRICT COURT, EL PASO COUNTY, COLORADO 270 S. Tejon P.O. Box 2980 Colorado Springs, CO 80901	EFILED Document CO El Paso County District Court 4th JD Filing Date: Jun 19 2012 5:00 PM MDT Filing ID: 44906737 Review Clerk: Rachael Maestas

Plaintiff(s): PAUL DENT, Individually and on behalf of all others similarly situated,

V.

Defendant(s): RAMTRON INTERNATIONAL CORPORATION, ERIC A. BALZER, THEODORE J. COBURN, JAMES E. DORAN, WILLIAM L. GEORGE, WILLIAM G. HOWARD Jr. and ERIC KUO

Kip B. Shuman (#23593)

Rusty E. Glenn (#39183)

THE SHUMAN LAW FIRM

885 Arapahoe Avenue

Boulder, CO 80516

Tele: (303) 861-3003

Fax: (303) 484-4886

Email: kip@shumanlawfirm.com

Email: rusty@shumanlawfirm.com

▲ COURT USE ONLY ▲

Case Number:

Liaison Counsel for Plaintiffs	Div.:

[Additional Counsel listed on Signature Page]	Courtroom.:

CLASS ACTION COMPLAINT AND JURY DEMAND

Plaintiff Paul Dent (“Plaintiff”), on behalf of himself and all others similarly situated, by his attorneys, alleges the following upon information and belief, except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a stockholders’ class action complaint brought on behalf of the public stockholders of the common stock of Ramtron International Corporation (“Ramtron” or the “Company”) against the Company and certain officers and/or directors of Ramtron (the “Board” or “Individual Defendants,” and together with Ramtron, the “Defendants”), to enjoin Defendants from breaching their fiduciary duties in the proposed buyout of Ramtron by Cypress Semiconductor Corporation (“Cypress”) announced on June 12, 2012, whereby Cypress would acquire all the outstanding shares of the Company for $2.48 in cash (the “Proposed Transaction”). The Proposed Transaction represents a premium of 37% over Ramtron’s closing price of $1.81 per share on June 11, 2012.

2. This action arises as a result of the Individual Defendants’ utter refusal to engage in negotiations or any substantive dialogue with Cypress concerning the proposed acquisition of Ramtron at a premium price.

3. Cypress made an initial delivery of its proposal on March 8, 2011 and since made several attempts to engage the Company in a meaningful dialogue but the Company has refused to enter into substantive discussions or provide information that would allow Cypress to potentially increase its offer price.

4. Having failed in its efforts to get Defendants to enter into a constructive dialogue since March 2011, Cypress announced the Proposed Transaction on June 12, 2012. However, Cypress has still indicated its willingness to enter into a negotiated transaction rather than proceed on a hostile path.

5. The Individual Defendants’ conduct constitutes a breach of their fiduciary duties owed to Ramtron’s stockholders, and a violation of applicable legal standards governing the Individual Defendants’ conduct. The Individual Defendants’ refusal to enter into negotiations is not based on a good faith belief that the negotiations with Cypress are not in the best interests of the Company or its stockholders. Under these circumstances, Defendants have deprived Ramtron stockholders of substantial value in the form of an offer at a substantial premium.

6. The Individual Defendants’ actions are unreasonable, motivated purely by their own selfish interest in preserving their positions on the Board and constitute a breach of their fiduciary duties under Delaware law.

JURISDICTION AND VENUE

7. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Colorado so as to render the exercise of jurisdiction by the Colorado courts permissible under traditional notions of fair play and substantial justice.

8. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the Defendants’ primary participation in the wrongful acts detailed herein occurred in this County, and Defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

PARTIES

9. Plaintiff currently holds shares of common stock of Ramtron and has held such shares at all relevant times.

10. Defendant Ramtron is a Delaware Corporation with its principal executive offices located at 1850 Ramtron Drive, Colorado Springs, Colorado 80921. Ramtron International Corporation designs, develops and markets specialized semiconductor memory, microcontrollers, and integrated semiconductor solutions, used in many markets for a range of applications in the metering, computing and information systems, automotive, communications, consumer and industrial, scientific and medical markets. Ramtron is named herein as a necessary party in connection with equitable relief needed to address the actions the Individual Defendants committed in violation of their fiduciary duties to the Company’s public shareholders.

11. Defendant Eric A. Balzer (“Balzer”) has been a member of the Board of Ramtron since September 1998 and served as Chief Executive Officer of the Company since January 2011.

12. Defendant Theodore J. Coburn (“Coburn”) has been a member of the Board of Ramtron since 2005.

13. Defendant James E. Doran (“Doran”) has been a member of the Board of Ramtron since 2012.

14. Defendant William L. George (“George”) has been a member of the Board of Ramtron since 2005.

15. Defendant William G. Howard, Jr. (“Howard”) has been a member of the Board of Ramtron since July 1994 and the Chairman of the Board since 2004.

16. Defendant Eric Kuo (“Kuo”) has been a member of the Board of Ramtron since 2008.

17. Defendants Balzer, Coburn, Doran, George, Howard and Kuo are collectively referred to hereinafter as the “Individual Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

18. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public shareholders of Ramtron (the “Class”) and owe Plaintiff and the other members of the Class the duties of good faith, fair dealing, and loyalty.

19. By virtue of their positions as directors and/or officers of Ramtron, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Ramtron to engage in the practices complained of herein.

20. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with due care, including reasonable inquiry. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control or alternatively are presented with a possible transaction, such as the Proposed Transaction where shareholders could receive a substantial premium, the directors must take all steps reasonably required to maximize the value shareholders will receive and act in good faith to give full consideration to any proposal and shareholders’ interests rather than their own selfish interests. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d) will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

21. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public shareholders of Ramtron, including their duties of loyalty, good faith and independence, insofar as they, inter alia, are refusing, without any good faith basis, to consider the Proposed Transaction and are instead motivated purely by their own selfish interest in preserving their positions on the Board.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action on his own behalf and as a class action pursuant to Rule 23 of the Colorado Rules of Civil Procedure, on behalf of all Ramtron stockholders (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein.

23. This action is properly maintainable as a class action.

24. The Class is so numerous that joinder of all members is impracticable. As of June 12, 2012, Ramtron had approximately 35,300,000 shares of common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

25. Questions of law and fact exist that are common to the Class, including, among others:

(a) whether the Individual Defendants have fulfilled and are capable of fulfilling their fiduciary duties owed by them to Plaintiff and the Class;

(b) whether the Individual Defendants are acting in furtherance of their own self-interest to the detriment of the Class;

(c) whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

26. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.

27. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

28. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

29. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

30. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

31. Preliminary and final injunctive relief on behalf of the Class as a whole is entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

SUBSTANTIVE ALLEGATIONS

A.	The Ramtron Board Refuses To Negotiate With Cypress

32. Ramtron International Corporation, incorporated in 1984, is a fabless semiconductor company that designs, develops and markets specialized semiconductor memory, microcontrollers, and integrated semiconductor solutions, used in many markets for a range of applications in the metering, computing and information systems, automotive, communications, consumer and industrial, scientific and medical markets. The Company also integrates wireless communication capabilities, as well as analog and mixed-signal functions, such as microprocessor supervision, tamper detection, timekeeping, and power failure detection into its devices. Its product portfolio consists of standalone products, integrated products and microcontroller devices.

33. Cypress first approached the Company on March 8, 2011 and offered to acquire the Company for $3.01 per share in cash, representing a 37% premium to the Company’s share price at that time. Cypress was rebuffed. Soon after summarily rejecting Cypress’s $3.01 per share offer, Ramtron sold nearly 20% of its stock in a dilutive public offering at a net price of $1.79 per share, meaning the Individual Defendants instead chose to sell a substantial block of the Company at a 40% discount to the $3.01 per share price being offered by Cypress. Since that point in time, the Company’s stock has traded as low as $1.65 per share.

B.	The Proposed Transaction

34. On June 12, 2012, Cypress publicly announced the Proposed Transaction and its President and CEO, T.J. Rogers, sent a letter to the Board expressing his disappointment with the continued refusal to enter substantive negotiations. Specifically, the letter to the Board stated:

Dr. William G. Howard, Jr., Chairman of the Board of Directors

Mr. Eric A. Balzer, Director and Chief Executive Officer

Ramtron International Corporation

1850 Ramtron Drive

Colorado Springs, CO 80921

Gentlemen:

I am writing to formally convey Cypress Semiconductor’s proposal to acquire Ramtron International Corporation for $2.48 per share in cash. This represents a premium of 37% over Ramtron’s closing price of $1.81 per share on June 11, 2012. We believe that this all-cash transaction, which has been unanimously approved by our Board of Directors, is compelling for Ramtron and its stockholders. Our proposal would deliver immediate, certain value to Ramtron’s stockholders that is far superior to what we believe that you can reasonably expect to achieve as a standalone company.

We believe that an acquisition can be completed expeditiously and are prepared to commence a cash tender offer with no financing or due diligence conditions. We have retained Greenhill & Co., LLC as our financial advisor and Wilson Sonsini Goodrich & Rosati, Professional Corporation, as our legal counsel. We are confident that a transaction would receive all necessary regulatory approvals, including antitrust clearances.

We hope to work with you on a negotiated basis to complete this transaction successfully, and are prepared to deliver a draft merger agreement and begin discussions immediately. I suggest that our respective financial and legal advisors meet at your earliest convenience to work toward the goal of announcement of a definitive agreement in the very near future.

It has been about two years since I first approached you about a possible transaction between our two companies and over a year since we delivered a formal proposal to acquire Ramtron. As you will recall, that proposal (at $3.01 per share) was for a 37% premium over your then current stock price on March 8, 2011—the same premium we are offering today. Our offer made clear that we were prepared to commence due diligence immediately and would deliver a merger agreement with minimal closing conditions. We were deeply disappointed when, two weeks after we provided you with our offer, you and your Board of Directors responded that our offer was so low that it was not even worth your time to make a counter proposal.

Since then, a number of events have convinced us that your response did not reflect the best interests of your stockholders. First, soon after you rejected our offer, Ramtron sold almost 20% of its stock in a dilutive public offering at a net price of $1.79 per share, which I found extremely surprising in light of your comments regarding our offer and its 68% premium to that price. Second, since our offer Ramtron has had cumulative net losses of five cents per share. Third, your stockholders have been increasingly vocal about their desire for you to sell Ramtron. These factors, along with your history of rejecting out-of-hand our prior offer, have convinced us that we must make our offer public at this time so that your stockholders are aware of our efforts. I have attached copies of my prior letters to you to this letter.

Although we would prefer to proceed through a negotiated agreement, we are fully committed to this transaction, and will take the steps necessary to complete it. We believe that a transaction between our two companies would be well received by your stockholders, and we are committed to providing them with an opportunity to express their views on our proposal.

This letter does not represent or create any legally binding or enforceable obligations. No such obligations will be imposed on either party unless and until a definitive agreement is signed by both Cypress and Ramtron.

We request a response to our proposal by 5:00 p.m. Pacific Daylight Time on Tuesday, June 19, 2012. In light of the significance of this proposal to your stockholders and ours, as well as the potential for selective disclosure, we are publicly releasing the text of this letter.

Very truly yours,

T.J. Rodgers

President and Chief Executive Officer

cc: Greenhill & Co., LLC

Wilson Sonsini Goodrich & Rosati, Professional Corporation

35. The Individual Defendants, by refusing Cypress any due diligence and not engaging in negotiations have deprived Cypress of the information and opportunity to increase its bid. Accordingly, the Individual Defendants’ stubborn refusal jeopardizes any chance that Ramtron shareholders will have the opportunity to consider a higher per share price offered by Cypress.

36. The Individual Defendants’ selfish refusal to negotiate deprives Ramtron’s stockholders of the certainty of receiving a significant immediate cash premium versus waiting years for a recovery in the industries the Company serves and hoping that the Company’s prospects will maintain or improve during that same period of time.

37. The Individual Defendants’ rejection of the Proposed Transaction ignores the low likelihood of a meaningful rebound for at least the next several years. Their rejection also ignores that the economic recovery is slow, which implies a slow recovery in this sphere, thus, it would be in the best interest of Ramtron shareholders to take advantage of the Proposed Transaction, or at least negotiate actively with Cypress.

38. Rather than take advantage of Cypress’s offer as a springboard to solicit and explore a better offer from Cypress, or any other bidder, the Individual Defendants flatly rejected Cypress’s offer without any effort to determine whether better or different terms could be obtained.

39. There is no reason for the Individual Defendants simply to rebuff Cypress without any counter-proposal or offer to engage in negotiations. The Individual Defendants’ actions are unreasonable and transparently designed to entrench themselves and drive Cypress away. The Individual Defendants’ continued unwillingness to consider an offer that could provide significant value to its shareholders is evidence of their violation of fiduciary duties.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

40. Plaintiff repeats and realleges each allegation set forth herein.

41. The Individual Defendants have violated fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of Ramtron by rejecting all approaches by Cypress and refusing to engage in any negotiations with Cypress or seek any higher offer that could be achieved through negotiations.

42. Instead of engaging in discussions with Cypress, the Individual Defendants, in breach of their fiduciary duties, improperly shut down any meaningful negotiation with Cypress, refusing even Cypress’s request to perform certain due diligence, all for the purpose of thwarting Cypress’s indication of interest and entrenching themselves. These actions were unreasonable responses to the Proposed Transaction, undertaken in breach of the Individual Defendants’ fiduciary obligations and constitute a violation of the rights of Plaintiff and the Class.

43. The Individual Defendants are determined to ensure their positions at the expense of a value-maximizing transaction for Ramtron’s shareholders in violation of their fiduciary duties.

44. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

45. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B. Declaring that the Defendants have breached their fiduciary duties to Plaintiff and the Class by refusing to negotiate with Cypress and entrenching themselves as described herein;

C. Directing the Defendants to consider and respond in good faith to acquisition offers that would maximize value to Plaintiff and the Class;

D. Permanently enjoining the Defendants from initiating any further defensive measures that may render the acquisition of the Company unduly burdensome or expensive for a potential acquirer;

E. Directing the Individual Defendants to account to Plaintiff and the Class for all damages suffered as a result of the Individual Defendants’ wrongdoing;

F. warding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all causes of action so triable.

DATED:      June 19, 2012

By:	s/ Kip B. Shuman
Kip B. Shuman (#23593)
Rusty E. Glenn (#39183)
THE SHUMAN LAW FIRM
885 Arapahoe Avenue
Boulder, CO 80516
Tele: (303) 861-3003
Fax: (303) 484-4886
Email: kip@shumanlawfirm.com
Email: rusty@shumanlawfirm.com

Liaison Counsel for Plaintiffs

FARUQI & FARUQI, LLP
Juan E. Montverde
369 Lexington Avenue, 10th Fl.
New York, NY 10017
Tel.: (212) 983-9330
Fax: (212) 983-9331

Attorneys for Plaintiff